

February 9, 2024

Paul Alloway, Ph.D.
President and Chief Operating Officer
Homology Medicines, Inc.
One Patriots Park
Bedford, MA 01730

> **Re: Homology Medicines, Inc.**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed January 29, 2024**
> **File No. 333-276093**

Dear Paul Alloway:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 19, 2024 letter.

Amendment No. 1 to Form S-4 Filed January 29, 2024

Cover Page

1. We note your response to our prior comment 1. Given that the Nasdaq listing condition is waivable, please further revise your disclosure to indicate whether recirculation or resolicitation of shareholders will occur prior to the vote if the listing application is not approved but the condition is waived. If Homology shareholders will not have certainty regarding the listing of the combined company's shares at the time they are asked to vote, please clarify this fact. Please also provide risk factor disclosure that addresses the potential consequences of the parties waiving the condition and the closing occurring without the Nasdaq listing, including but not limited to the liquidity implications thereof.

Paul Alloway, Ph.D.
Homology Medicines, Inc.
February 9, 2024
Page 2

<u>Homology is currently subject to securities class action litigation and may be subject to similar...,
page 79</u>

2.   We note your response to our prior comment 11 and reissue in part. Please revise your disclosure to clarify whether damage awards could impact CVR payments.

Please contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lisa Martin, Esq.